Filed pursuant to Rule 433

Registration Statement No. 333-132868

April 19, 2006

FREE WRITING PROSPECTUS DATED APRIL 19, 2006

Zions Bancorporation

Floating Rate Senior Notes Due April 15, 2008

Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Floating Rate Senior Notes Due April 15, 2008 (the “Senior Notes”)

CUSIP:	989701 AP 2

Principal Amount:	$250,000,000

Placement Fee:	0.10%

Settlement Date:	April 27, 2006

Interest Rate:	Three-month LIBOR + 12 bps, reset quarterly

LIBOR:

The calculation agent will determine the initial interest rate and the interest rate for each succeeding interest period by reference to LIBOR on the determination date (as defined below).

“LIBOR,” with respect to an interest period for the Senior Notes, shall be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the first day of such interest period that appears on Telerate Page 3750 (as defined below) as of 11:00 a.m., London time, on the determination date. If Telerate Page 3750 does not include this rate or is unavailable on the determination date, the calculation agent will request the principal London office of each of four major banks in the London interbank market, as selected by the calculation agent, to provide that bank’s offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., London time, on the determination date to prime banks in the London interbank market for deposits in a representative amount (as defined below) in United States dollars for a three-month period beginning on the first day of the applicable interest period. If at least two offered quotations are so provided, LIBOR for the interest period will be the arithmetic mean of those quotations. If fewer than two quotations are so provided, the calculation agent will request each of three major banks in New York City, as selected by the calculation agent, to provide that bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on the determination date for loans in a representative amount in United States dollars to leading European banks for a three-month period beginning on the first day of the applicable interest period. If at least two rates are so provided, LIBOR for the interest period will be the arithmetic mean of those rates. If fewer than two rates are so provided, then LIBOR for the interest period will be LIBOR in effect with respect to the immediately preceding interest period.

Except as described below for the first interest period, on each interest payment date, we will pay interest for the period commencing on and including the immediately preceding interest payment date and ending on and including the next day preceding that interest payment date.  We refer to this period as an “interest period.”  The first interest period will begin on and include April 27, 2006 and end on and include July 14, 2006.

“Determination date” with respect to an interest period for the Senior Notes will be the second London banking day preceding the first day of such interest period.  For the first interest period, the determination date will be Monday, April 24, 2006.

“London banking day” is any day in which dealings in the United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate Service (or such other page as may replace Page 3750 on that service).

Interest Payment Dates:	Interest will be paid quarterly on January 15, April 15, July 15 and October 15, commencing July 15, 2006, payable to holders of record as of the preceding January 1, April 1, July 1 and October 1.

Maturity:	April 15, 2008

Optional Redemption:	Not callable

Use of Proceeds:

We will apply the net proceeds from the sale of the Senior Notes towards retiring the following Senior and Subordinated Notes:

$150,000,000 3.56% Senior Notes due 5/1/2006
$104,156,000 6.95% Subordinated Notes due 5/15/2011 (Callable 5/14/2006).

Exchange Listing:	The Senior Notes will not be listed on any national securities exchange.

Denomination:	$1,000 and integral multiples thereof

Book-Entry System:

The Senior Notes will be issued only in fully registered form without interest coupons.  Beneficial interests in the Senior Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Ratings:	A3 (Moody’s); BBB+ (Standard & Poor’s); A (low) (DBRS); and A- (Fitch)

Placement / Calculation Agent:	Zions Direct

Trustee:	JP Morgan Chase

Issuing / Paying Agent:	Zions First National Bank

Delivery of the Notes:

Delivery of the Senior Notes will be made against payment on April 27, 2006. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise.  Accordingly, by virtue of the fact that the initial delivery of the Senior Notes will not be made on a T+3 basis, investors who wish to trade the Senior Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

This Term Sheet contains selected information about the Senior Notes subject to further description in the Prospectus.  The Senior Notes offered by Zions Direct: are not deposits, obligations of or guaranteed by a Bank; are not insured by the FDIC; and are subject to investment risk (principal fluctuations), including the possible loss of the principal invested.

Zions Direct

The issuer has filed a registration statement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by calling a sales representative at (800) 524-8875.